UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 27, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: press release dated March 26, 2009 regarding trading in own shares press release

Paris, March 26, 2009

Disclosure of trading in own shares from March 18 to March 19, 2009

France Telecom carried out the acquisition of 1,200,000 treasury shares within the framework of its 2008 share buyback programme. A description of the programme was published on May 28, 2008. These shares  have been acquired to honour obligations related to the Group employee compensation policy and notably the delivery of free shares during the year 2009, resulting from the achievement of performance conditions included in the free shares award plan of 2007.

Name of the issuer: France Telecom

References of the share buyback programme: Share buyback programme 2006, authorised by the ordinary and extraordinary general meeting of shareholders held on May 27, 2008 (6th resolution). A description of the programme was published on May 28, 2008

Type of securities: Ordinary shares / Euronext Paris / Eurolist A / ISIN: 0000133308

Beginning date of the programme: The 6th resolution of the general meeting of shareholders held on May 27, 2008, was activated by the Board of Directors meeting on May 27, 2008

Cash purchases and sales

Trading Session	Intermediary	Type of transaction	Number of shares	Purchase price (€)			Amount (€)
				Weighed average price (gross)	Highest purchase price (gross)	Lowest purchase price (gross)
18/03/2009	HSBC France	Buy	1 026 000	17,371	17,490	17,240	17 822 646,00
19/03/2009	HSBC France	Buy	174 000	17,464	17,660	17,335	3 038 736,00
Total		Buy	1 200 000				20 861 382,00
None of these shares have been purchased or sold pursuant to a liquidity contract

Press contact: + 33 1 44 44 93 93

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Sébastien Audra

Sebastien.audra@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 27, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer